2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: 604 689 78 42	Tel: 8 545 074 70
Fax: 604 689 42 50	Fax: 8 545 074 71

NEWS RELEASE

Lundin Mining to release Year-End Report Thursday February 22, 2007

Telephone Conference to be held on February 22 at 11:00 AM Eastern Standard Time (EST), 17:00 Central European Time (CET), 08:00 AM Pacific Standard Time (PST)

February 21, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that the year-end report and the fourth quarter report for the financial year 2006 will be published prior to the opening of trading on February 22, 2007.

The Company will hold a telephone conference with an interactive presentation at 17:00 CET (11:00 AM EST, 08:00 AM PST) February 22, where Colin K. Benner, CEO of Lundin Mining, will host the call. Karl-Axel Waplan, COO, and Anders Haker, CFO, will be available to comment on the report.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Toll-free call-in number for the conference call (North America): 1-866-602 0258

Call-in number for the conference call (North America): +1-718 354 1152
Call-in number for the conference call (Europe): +46-8-5853 6965

To take part of the interactive presentation, please log on using this direct link:
https://www.livemeeting.com/cc/premconfeurope/join?id=2490851&role=attend&pw=lundin49

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 2490851
Meeting Password: lundin49

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com from 8:00 AM EST on February 22, 2007.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until February 28, 2007.

Replay number in Europe is: +46-8-5876 9441 and in North America: +1-718-354 1112
To access the recording, please enter access code: 9252624#

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842
Ron Ewing, Vice President: +1-604-681 1337